December 6, 2006

MATTEL, INC. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83.

Sent Via Overnight Mail;

Also Submitted Electronically

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Linda Cvrkel, Branch Chief

Ms. Claire Erlanger

Re:	Mattel, Inc. (the “Company” or “Mattel”)

Form 10-K for the year ended December 31, 2005

File No. 1-05647

Dear Ms. Cvrkel and Ms. Erlanger:

We received and have carefully reviewed your letter of November 1, 2006, which furnished us with comments on the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 and Current Report on Form 8-K furnished on October 16, 2006. The following are our responses to the comments in your letter of November 1, 2006. We have organized our responses so that they appear in the order and format that you used in your November 1 letter. For your convenience, we have included the text of your comments as well as the Company’s responses.

* * * * * * * * * * *

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis

– Results of Operations 2005 Compared to 2004, page 23

1.	Comment: We note that your discussion of the changes in gross profit lists several factors that contributed to the decrease in gross profit from 2004 to 2005, however the factors are not quantified as to how much each contributed to the decrease, or partial offset in the decrease. Please revise future filings to discuss and analyze cost of sales (rather than margins) separately for each segment. Because margins are impacted by

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December 6, 2006

both net sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate. Please expand your discussion of cost of sales and other selling and administrative expenses to quantify and discuss the significant cost components within these broad categories, such as licensing fees, product costs, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better. For example, you state that the decrease in gross profit as a percentage of sales in 2005 resulted from higher external cost pressures, higher sales of lower margin products, including the impact of sales mix and higher royalty costs, partially offset by favorable changes in currency exchange rates and a moderate price increase, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

Response:

In future filings, we will clarify our discussion of gross margins by separating the discussion of factors impacting its two components, net sales and cost of sales. Similar changes to segment disclosures will also be made as necessary to provide an appropriate understanding of our business.

To the extent that the amounts can be precisely calculated, our disclosures of cost of sales and other selling and administrative expenses will also discuss material period-over-period changes in the significant cost components within these broad categories, and related trends. However, due to the nature of our business, our ability to quantify certain changes is subject to substantial limitations with respect to the availability of information needed to precisely determine certain significant components of cost of goods sold (e.g., raw materials, labor, manufacturing overhead, logistics).

Mattel’s business and operating results depend largely upon the appeal of its toy products in terms of competitive alternatives and the consumer preferences of children, which are continuously changing. As a result, we introduce over 6,000 new products each year, which represents approximately 70% of our total product line. New products do not have an exact product comparison to the prior corresponding period in terms of manufacturing source, design, function, features and/or content. Therefore, it is not possible to precisely quantify the changes in individual cost components for new products versus products sold in the prior year since the composition of these products and their manufacturing sources are not the same.

In addition, although we manufacture many toy products in company-owned facilities, over 50% of our products are manufactured through third party manufacturers. With respect to third party manufacturers, we do not have visibility to the individual cost components for these products.

While we will expand our disclosures as discussed above, we believe that our historical disclosures of gross margins are most meaningful to users because these disclosures are consistent with the way we manage our business. The process for selecting new products

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December 6, 2006

does not focus on the costs of the toy in isolation since its design, function, features, and/or content ultimately determine the value of the toy to consumers. The process for approving new products to be included in the product line focuses on:

•	Whether a product will deliver value to a consumer at a retail price that the consumer is willing to pay; and

•	Whether Mattel and the retailer can both make a reasonable margin on the sale of the product.

This analysis is done on a product-by-product basis as well as an overall product line basis to determine whether these two criteria are met. If both criteria are met, the product will generally be approved subject to other qualitative analysis such as product testing.

In summary, as a result of the introduction of a significant amount of new products each year and our strategy to outsource the manufacturing of over 50% of our products, we are not able to precisely calculate the year-over-year changes in certain components of the cost of our products (e.g., raw materials, labor, manufacturing overhead, logistics). However, at a global level, we are able to make high level estimations of the overall impact of key components such as commodity costs, foreign exchange and logistics. Although these estimates are directional versus precise quantifications, we believe that these estimates provide us with an appropriate basis to provide qualitative information to readers that is relevant to an assessment of our financial condition and results.

While the absolute change in dollar amounts of certain cost components is not readily available to us without incurring undue effort and expense to establish the processes and systems to capture this information, we will provide additional disclosure as appropriate to put these changes and other trends in the proper context for readers.

– Application of Critical Accounting Policies, page 41

2.	Comment: In light of the significant amount of “sales adjustments” for customer discounts, rebates, and returns that reduce gross sales in determining the net sales amount, we believe you should consider revising future filings to include a discussion of the sales adjustments made to gross sales, in your Critical Accounting Policies and Estimates section. Your discussion should address the factors considered in making these estimates and the potential impact on the financial statements if actual results differ from your assumptions. See SEC Release No. 33-8350. Your revised disclosure should also explain in further detail the nature of the discounts and rebates offered to your customers and should also explain how these sales adjustments are recognized in your financial statements.

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December 6, 2006

Response:

In future filings, our Application of Critical Accounting Policies disclosures will include a discussion of sales adjustments made to gross sales.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

– Advertising and Promotion Costs, page 59

3.	Comment: We note your disclosure that direct-response advertising is capitalized and amortized over its expected period of future benefits. In future filings, please disclose the amount of advertising costs reported as an asset at each balance sheet presented, if material. See paragraph 49 of SOP No. 93-7.

Response:

We have not disclosed the amount of direct response advertising costs reported as assets as set forth in paragraph 49 of the AICPA’s Statement of Position (SOP) 93-7, Reporting on Advertising Costs, because such amounts have historically been immaterial to our financial statements. At December 31, 2004 and 2005, advertising costs reported as assets for direct-response advertising were less than $1 million, which compares to our annual advertising expense of over $600 million. If the asset amount becomes significant in future periods, we will make the disclosures set forth in paragraph 49 of SOP 93-7.

– Net Income Per Common Share, page 61

4.	Comment: We note the disclosure indicating that the weighted average shares used to compute basic earnings per share includes common shares obtainable upon the exchange of the exchangeable shares of Mattel’s indirect wholly owned Canadian subsidiary Softkey Software Products Inc. Please tell us and explain in further detail in the notes to your financial statements the terms under which Softkey’s exchangeable shares are exchangeable into Mattel’s common shares. Also, please explain why you believe it is appropriate to include these shares in the weighted average number of shares used to compute Mattel’s basic earnings per share.

Securities and Exchange Commission

December 6, 2006

Response:

On May 13, 1999, The Learning Company, Inc. (“TLC”) was merged with and into Mattel pursuant to an Agreement and Plan of Merger dated as of December 13, 1998. Pursuant to the merger, each outstanding share of common stock of TLC was exchanged for 1.2 shares of Mattel common stock and each outstanding exchangeable non-voting share of TLC’s Canadian subsidiary, Softkey Software Products Inc. (“Softkey”), remained outstanding but became thereafter exchangeable into 1.2 shares of Mattel common stock.

The terms of the Softkey exchangeable shares and certain related agreements (the “Exchangeable Share Terms”) provided holders thereof with a Softkey security with economic and voting rights that were, as nearly as practicable, equivalent to those of 1.2 shares of Mattel common stock. In particular, exchangeable shares were: (a) entitled to dividends from Softkey payable at the same time as, and in the Canadian dollar equivalent of, dividends paid by Mattel on Mattel common stock multiplied by 1.2; (b) retractable at the option of the holder at any time for 1.2 shares of Mattel common stock; (c) entitled on the liquidation, dissolution or winding-up of Softkey to be exchanged for 1.2 shares of Mattel common stock; (d) entitled on the dissolution of Mattel to be exchanged for 1.2 shares of Mattel common stock; and (e) entitled to direct voting rights at stockholders’ meetings of Mattel. The Exchangeable Share Terms also provided that the exchangeable shares were subject to automatic redemption by Softkey, in exchange for 1.2 shares of Mattel common stock per exchangeable share, on the automatic redemption date of February 4, 2005, and that Softkey could accelerate the redemption to a date prior to February 4, 2005 if less than 500,000 exchangeable shares remained outstanding (other than shares owned by Mattel, its subsidiaries or any entity controlled by Mattel). Pursuant to the Exchangeable Share Terms, Mattel had an overriding call right, notwithstanding the proposed redemption of the exchangeable shares by Softkey, to acquire the exchangeable shares on the automatic redemption date in exchange for issuing 1.2 shares of Mattel common stock for each exchangeable share.

On June 27, 2002, when less than 500,000 exchangeable shares remained outstanding (other than shares owned by Mattel, its subsidiaries or any entity controlled by Mattel), the board of directors of Softkey accelerated the automatic redemption date from February 4, 2005 to January 7, 2003. Concurrently, Mattel exercised its right to acquire these exchangeable shares on the accelerated automatic redemption date. Accordingly, on January 7, 2003, Mattel acquired the balance of the outstanding Softkey exchangeable shares not already owned, directly or indirectly, by Mattel in consideration for the issuance of 312.8 thousand shares of Mattel common stock. Disclosure with respect to the exchangeable shares was more prominent in our 2003 and prior financial statements when the number of outstanding exchangeable shares held by shareholders other than Mattel was more significant. Note 6 to the 2003 financial statements on page 71 of the Annual Report on Form 10-K for the year ended December 31, 2003, included the following disclosure:

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December 6, 2006

Page	6

Special Voting Preferred Stock and Related Exchangeable Shares

Mattel is authorized to issue one share of $1.00 par value Special Voting Preferred Stock, which was issued in exchange for one share of Learning Company special voting stock in connection with the May 1999 merger. The par value and liquidation preference of the Special Voting Preferred Stock are $1.00 and $10.00 per share, respectively. The Special Voting Preferred Stock was redeemed for $10.00 on January 7, 2003, the automatic redemption date for the exchangeable shares of Softkey Software Products Inc., Mattel’s indirect wholly-owned Canadian subsidiary.

As of year end 2002, there were 260.7 thousand outstanding exchangeable shares that were not owned by Mattel, its subsidiaries or any entity controlled by Mattel. On June 27, 2002, the board of directors of Softkey Software Products Inc. accelerated the automatic redemption date of its outstanding exchangeable shares. Concurrently, Mattel exercised its right to acquire these exchangeable shares on the automatic redemption date. On January 7, 2003, Mattel acquired all exchangeable shares not previously exchanged by issuing 312.8 thousand shares of Mattel common stock. As of year end 2003, there were no exchangeable shares outstanding.

During 2003, 2002, and 2001, 260.7 thousand, 674.3 thousand and 622.5 thousand exchangeable shares, respectively, were exchanged by the holders into common stock at the rate of 1.2 common shares of Mattel per exchangeable share.

Our disclosure became more abbreviated in our 2004 and 2005 financial statements when Mattel owned all of the outstanding exchangeable shares. Disclosure with respect to the exchangeable shares will not be required in our 2006 financial statements because Mattel owned all of the exchangeable shares for all of the periods that will be presented.

We included these exchangeable shares in the determination of basic net income per common share in 2003 and previous periods based on the guidance in FASB Statement No. 128, Earnings per Share, which states the following in paragraph 91: “contingently issuable shares should be included in basic EPS only when there is no circumstance under which those shares would not be issued”. Because there was no additional consideration required from the holders to exchange these shares, and therefore no circumstance under which the Mattel shares would not be issued, these exchangeable shares were included in the determination of basic net income per common share.

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December 6, 2006

Page	7

Note 3. Income Taxes, page 63

5.	Comment: We note your disclosure that in 2005 you reduced your income tax reserves by $38.6 million as a result of tax settlements reached with various tax authorities and reassessments of tax exposures based on the status of current audits in various jurisdictions around the world. Please revise your disclosure in future filings to provide more detail as to how you determine the amount to be reserved for uncertain tax positions. Also, provide us an analysis as of December 31, 2005 for the liability for estimated federal, state and international audit adjustments. As part of your analysis, describe for us in detail the significant issues that comprise the liability, tell us the amount recorded for each issue, explain to us how the amount was calculated, tell us the year to which the recorded amount relates, and tell us when the amount was recorded. Additionally, please revise your disclosure in future filings to more fully discuss the nature of any significant amounts included in the tax reserve.

Response:

In future filings, we will expand our disclosures to include more detailed information as to how we determine the amount to be recorded for uncertain tax positions.

As of December 31, 2005, our income tax reserve for estimated federal, state and international audit adjustments was $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million. In accordance with FASB Statement No. 5, Accounting for Contingencies, we accrue a tax audit reserve when it is probable that additional income taxes and interest may become payable in future years as a result of audit adjustments by tax authorities. Although we believe the tax positions we have taken on all previously filed tax returns are appropriate and supportable based on an analysis of the applicable law, we nevertheless establish tax audit reserves in recognition of the fact that various taxing authorities may have different interpretations of the applicable laws and our reserves reflect our estimate of that probable loss.

We apply a consistent methodology to estimate any additional tax liabilities that may be probable based on management’s assessment of all relevant information, including prior audit experiences. As events occur that affect our potential liability for additional taxes associated with tax audit reserves (such as the lapsing of applicable statutes of limitations, the conclusion of tax audits, identification of new issues, and any administrative guidance or administrative developments), the tax audit reserves are adjusted in accordance with FASB Statement No. 5.

The following table describes the significant tax issues that comprise [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]% of the total tax audit reserve at December 31, 2005. The remaining [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]% of the reserve relates to specific audit adjustments that have been proposed in connection with ongoing state tax audits.

Securities and Exchange Commission

December 6, 2006

Issue	How Calculated	Years to Which Reserve Relates
Federal:

Deferred Foreign Earnings – Our practice is to permanently reinvest the undistributed earnings of our foreign subsidiaries, thus, we are generally not subject to current US tax on undistributed foreign earnings. However, the Internal Revenue Service (“IRS”) routinely audits our tax returns. In the past, the IRS has challenged our continued deferral of foreign subsidiary earnings under the anti-deferral (“Subpart F”) and transfer pricing rules.	[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]	As of December 31, 2005, this reserve covers the estimated potential federal and state tax liabilities on deferred foreign earnings for all open tax years (primarily 2004-2005).

State:

Apportioned Income – We have recorded a reserve for additional state tax liabilities related to apportionment issues identified in a prior state income tax audit.	[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]	For all open tax years (1998-2005).

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December 6, 2006

State:

Utilization of Losses in Combined Returns – We have recorded a reserve for additional state tax liabilities regarding the combination of entities in an acquisition and the utilization of losses of certain entities.	[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]	For all open tax years (2002-2005).

International:

Tax Audits Including Transfer Pricing - Our foreign subsidiaries are subject to local country tax audits in the various jurisdictions in which each subsidiary operates. Local tax authorities have historically proposed audit adjustments to the foreign subsidiaries’ income under transfer pricing principles and other applicable provisions under local law.	[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]	For all open tax years (1999-2005).

The following table provides the years to which the total income tax reserve of $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million relates:

2003 and Prior	2004	2005
$ [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%

The above described income tax reserves were recorded in the years to which they relate, except for changes in estimates that were either immaterial or were disclosed in our financial statement footnotes.

We have attempted to provide an appropriately comprehensive response to your comment; however, individual tax reserves (along with litigation reserves) are among the most commercially sensitive of our financial reporting areas because detailed disclosure

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of this information puts us at a negotiating disadvantage with outside parties. Accordingly, we believe that disclosure of the amounts recorded for each tax audit issue would be detrimental to the interests of our stockholders, and we do not believe this level of detail is necessary or meaningful for investors. Such amounts are not required to be reported or disclosed as part of a normal tax compliance and audit process. For example, the IRS has a longstanding policy (as presently documented in Section 4.10.20 of the IRS’s Internal Revenue Manual) restraining its agents from issuing requests for tax accrual (reserve) workpapers except in “unusual circumstances” and not “as a matter of standard examining procedure.” Disclosure in this letter of a specific amount recorded for each tax audit issue may cause this information to lose its character as tax accrual information, and is likely to cause the information to be more accessible to a taxing authority.

Taxing authorities are aware of the positions we have taken and areas where we may have interpretations of law that differ. While we believe that we would prevail on any of these positions if litigated, our history is that such differences are typically resolved through negotiated settlements with the taxing authorities. In this context, disclosure of the income tax reserve balances specific to individual tax positions or jurisdictions may adversely impact our opportunities to reach negotiated resolutions of tax disputes, and would likely compel us to assert our positions and settle these differences through prolonged court proceedings, increasing both uncertainty and expense.

For the reasons noted above, our response to this comment does not include the amount recorded for each tax audit issue at December 31, 2005. We are respectfully hopeful that you will find the other information contained in our response to be sufficient.

In future filings, we will expand our disclosures associated with uncertain tax positions to more fully discuss the nature of significant amounts included in our tax audit reserve balances.

Note 5. Seasonal Financing and Debt, page 71

6.	Comment: We note your disclosure that you sell accounts receivable through both a domestic receivables facility and international subsidiaries. Please tell us, and revise future filings to disclose, your accounting policies for initially measuring retained interests, if any, including the methodology used in determining their fair value of the aggregate amount of gains or losses on sales of trade receivables. Also, disclose the characteristics of the securitizations, the gain or loss from sale of financial assets in securitizations, and the cash flows between the company and the Mattel Factoring. See paragraph 17 of SFAS No. 140 and paragraph 13d of SOP 01-6.

Securities and Exchange Commission

December 6, 2006

Response:

Mattel has not historically recorded the fair value of retained interests in its financial statements and, accordingly, the losses on sales of receivables have been recorded at an amount equal to transaction fees and the excess of aggregate receivables balances sold over sales proceeds. Mattel does have retained interests such that, if they had been recorded, the net impact on income before taxes would not have exceeded $1 million per year in 2003, 2004, and 2005.

In future filings, we will disclose our methodology for calculating losses on sales of receivables and the fact that Mattel has retained interests that are not material to its financial statements. In determining that the fair value of our retained interests is not material, the fair value is determined as follows:

•	Domestic receivables sales facility – Mattel retains a servicing interest in the receivables sold under this facility. The fair value of the net servicing asset is based on an estimate of interest Mattel earns on cash collections prior to remitting the funds to the bank group, partially offset by an estimate of the cost of servicing the trade receivables sold.

•	European receivables sales facility – Mattel’s retained interests in trade receivables sold under this facility include deposits (not interest bearing) made with Societe

Generale Bank Netherland N. V. (the purchaser) and servicing interests. The fair value of deposits are based on deposit amounts discounted for the estimated value of forgone interest and loss estimates associated with the recoverability of subordinated deposits. The fair value of the net servicing asset is based on an estimate of interest Mattel earns on cash collections prior to remitting the funds to the purchaser, partially offset by an estimate of the cost of servicing the trade receivables sold.

•	Other factoring arrangements – Mattel’s retained interests in other factoring arrangements vary and are not material to Mattel’s financial statements.

In future filings, we will also disclose the amount of the aggregate loss on sales of receivables and increase our disclosure of the characteristics of the securitizations, including the amount of the above described deposit. It should be noted that Mattel Factoring, Inc. (“Mattel Factoring”) is a wholly-owned and consolidated subsidiary of the Company. Therefore, the cash flows between other fully consolidated subsidiaries and Mattel Factoring are incorporated into Mattel’s statements of cash flows, reflecting the consolidated impact of the cash flows between Mattel and the counterparties to the domestic receivables facility in Mattel’s statements of cash flows (i.e., there is no “off-balance sheet” non-consolidated entity involved). We believe the intent of the disclosure requirements associated with cash flows between special purpose entities and associated companies was to report “off-balance sheet” activity associated with unconsolidated entities that is not otherwise captured in the company’s financial statements. Mattel does not have any of this type of activity. Since such cash flows fully eliminate in

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consolidation, we also believe that disclosing intercompany cash flows between consolidated subsidiaries would not be meaningful, and could potentially be confusing, to financial statement readers.

Note 9. Commitments and Contingencies, page 79

7.	Comment: We note that certain leases include provisions for additional rental payments based on a percentage of the sales. Please revise future filings to disclose how you account for contingent rent and the amount of contingent rent expense for each period in which an income statement is presented. See paragraph 16 of SFAS No. 13. Also, please tell us if you account for leases that provide for escalating rental payments over their terms on a straight-line basis. If not, explain the basis for your accounting treatment.

Response:

In future filings, we will disclose how we account for contingent rental expense. We recognize contingent rental expense in the period in which the contingent event occurs. We have not disclosed the amount of contingent rental expense in the past because the amounts are not material to our financial statements (less than $2 million each year in 2003, 2004, and 2005). If contingent rental expense becomes significant in future periods, we will disclose the amounts in future filings.

Our accounting policy is to record rental expense on a straight-line basis for all rental agreements that include escalating minimum payments (i.e., scheduled non-contingent increases), and this policy is followed with certain immaterial differences (aggregate of less than a $1 million per year impact on income before income taxes in 2003, 2004, and 2005).

Note 13. Quarterly Financial Information (Unaudited), Page 90

8.	Comment: Please revise future filings to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented. Refer to the requirement outlined in Item 302(a)(3) of Regulation
S-K.

Response:

In future filings and in connection with our disclosure of quarterly financial data in our Form 10-K, we will disclose the nature and effect of any unusual or infrequent items that impact our quarterly results of operations for the periods presented in accordance with Item 302(a)(3) of Regulation S-K.

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December 6, 2006

Form 8-K Furnished October 16, 2006

9.	Comment: We note that during the third quarter of 2006 you completed a comprehensive review of your historical stock option practices for grants made during the period beginning fourth quarter 1993 through third quarter 2006. Please explain to us the analysis that was performed on the amount of pro forma compensation cost previously disclosed in the notes to the financial statements pursuant to Statement 123 in order to determine if the amount disclosed was in error. In light of the adjustment made to correct errors in the amount of stock compensation expense previously recognized, if there are material errors to the amount of pro forma compensation cost previously disclosed, we believe that you should correct the footnote disclosures provided for prior periods. If you do not believe any corrections are required to your previously disclosed pro forma amounts disclosed pursuant to SFAS No. 123, please explain in detail your basis for this conclusion.

Response:

As part of the stock option review we conducted during the third quarter of 2006, we determined that the amount of proforma compensation expense previously disclosed in our financial statement notes pursuant to FASB Statement No. 123, Accounting for Stock-Based Compensation, was not materially misstated. Our analysis consisted of, for each grant in which the originally used measurement date was determined to be in error, a comparison of the Black-Scholes valuation previously used and a valuation using the market price of our stock on the correct measurement date. In developing our conclusions, we also took into consideration the impact that the change in valuation could have on (i) the additional tax effects that would have been recognized in the income statement if the fair value based method had been applied to all awards, and (ii) the impact on the treasury stock method calculation of the denominator for the proforma diluted per share calculations (i.e., the assumed proceeds for unrecognized compensation cost and excess tax benefits).

As disclosed in our Form 8-K furnished on October 16, 2006, we determined through our stock option review that compensation expense was understated by a cumulative amount of $19.3 million (or $13.3 million net of income tax) between 1995 and 2005, which we recognized in the quarter ended September 30, 2006. In evaluating the appropriateness of our prior period FASB Statement No. 123 footnote disclosures, we determined that, had this $19.3 million expense been recorded in the proper periods:

•	The additional stock-based employee compensation cost, net of tax, that would have been reported in the determination of net income if the fair value based method had been applied to all awards is lower than the amounts we disclosed in our prior period financial statement footnotes by $2 thousand (net of tax) on a cumulative basis, and the proforma expense net of tax was not overstated by more than $500 thousand in any one year or understated by more than $400 thousand in any one year.

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•	The proforma basic and diluted earnings per share amounts that would result if the fair value based method had been applied to all awards would be the same as those we have disclosed in our prior period financial statement footnotes.

We concluded that these misstatements were not material to the pro forma amounts previously disclosed pursuant to FASB Statement No. 123 or our financial statements taken as a whole.

* * * * * * * * * * *

In connection with our response to your comments on our filing, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In accordance with Rule 101(a)(3) of Regulation S-T, we have also submitted this letter in electronic form, under the label “corresp.” Please acknowledge receipt of this letter by date-stamping the enclosed receipt copy and returning it in the enclosed return envelope. Please feel free to call the undersigned at (310) 252-3611 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Kevin M. Farr

Kevin M. Farr
Chief Financial Officer

cc:	Robert A. Eckert, Chairman and Chief Executive Officer

Robert Normile, Senior Vice President, General Counsel and Secretary